UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
AMENDED

NOTIFICATION OF LATE FILING

Commission File Number: 000-30095

CUSIP NUMBER: 12644A104

☒ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K
☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: December 31, 2003

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

WESCORP ENERGY INC.
(Full Name of Registrant)

CTI Diversified Holdings, Inc.
Unique Bagel Co. Inc.
(Former Names if Applicable )

8711 - 50th Avenue
Edmonton, Alberta, Canada, T6E 5H4
(Address of Principal Executive Office)

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant's Report on Form 10-KSB due on March 30, 2003 has been delayed because preparation of the Registrant's financials and the required accountant review have taken longer than expected and could not be completed without unreasonable expense and effort.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Dr. Bruce Butcher	206	682-7627
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒ Yes    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes    ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

“Operating Expenses are estimated to be somewhat less than the previous period. However, Net Loss is estimated to be substantially less than the previous period primarily due to an impairment of goodwill taken in 2002 estimated at ($982,112), which was not reflected in 2003, and a $1,070,615 gain in discontinued operations reflected in 2003, and not in 2002, resulting, with other adjustments in an estimated Net Loss in 2003 of $302,959 vs. an estimated Net Loss of ($1,703,039) in 2002.”

Wescorp Energy Inc.
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 29, 2004	By	/s/ John Anderson John Anderson President, Wescorp Energy Inc.